August 27, 2008

BY EDGAR AND FAX

Jennifer Gallagher
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C., 20549

Re:

Lundin Mining Corporation
Form 40-F for the Fiscal Year Ended December 31, 2007
Filed April 1, 2008
Response Letter Dated July 28, 2008
File No. 001-33086

Dear Ms. Gallagher:

On behalf of our client, Lundin Mining Corporation (the "Company"), we hereby acknowledge receipt of the comment letter dated August 25, 2008 (the "Comment Letter") from the staff of the Securities and Exchange Commission concerning the above captioned Form 40-F and Response Letter. Further to our telephone conversation today, this letter confirms our agreement that the Company will file its response to the Comment Letter by September 19, 2008.

Should you have any questions or comments regarding this letter, please contact me at 416-360-5134.

Very truly yours,

/s/ Adam M. Givertz

Adam M. Givertz

cc:

Philip J. Wright (by email)
Anders Haker (by email)
Kevin Hisko (by email)
       Lundin Mining Corporation